

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Via E-mail
Silviu Itescu
Chief Executive Officer
Mesoblast Limited
Level 38
55 Collins Street
Melbourne 3000
Australia

> **Re: Mesoblast Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted June 26, 2015**
> **CIK No. 0001345099**

Dear Mr. Itescu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please expand your disclosure to include the names of the lead underwriters. Please note that we will defer further review of any revised registration statement that does not include the names of the lead underwriters.

Business
MPC-300-IV for the Treatment of Diabetic Complications, Including Kidney Disease
Ongoing Phase 2 Trial for Kidney Disease Complicating Type 2 Diabetes, page 115

2. In the second paragraph of this section, on page 116, you state that in June of 2015 you announced the results of a phase 2 trial in patients with diabetic nephropathy at the 75th annual meeting of the American Diabetes Association. Please revise your disclosure to

clarify, if true, that these were interim results for your ongoing phase 2 clinical trial of MPC-300-IV.

Principal Shareholders, page 160

3. Please revise your beneficial ownership table so that it is as of the most recent practicable date, not to exceed two weeks from the date of your registration statement.

Other Comments

4. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

5. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

    Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

    You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.


Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director


cc: <u>Via E-mail</u>
Megan Baier, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.